UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

COMMISSION FILE NO. 1-34242

DNB FIRST 401(k) RETIREMENT PLAN

4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

DNB FINANCIAL CORPORATION
4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Name of issuer of the securities
held pursuant to the Plan and the
address of its principal executive office)

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Table of Contents

Item 1 and 2. Financial Statements
Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-12

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Schedule H, Part IV, Line 4a - Delinquent Participant Contributions for the Year Ended
December 31, 2011	14

Exhibit

Consent of Fischer Cunnane & Associates Ltd, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and Administrators
  of the DNB First 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2011, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Assoc. Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

June 18, 2012
West Chester, Pennsylvania

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	December 31
	2011	2010
Assets

Investments, at fair value:
Mutual Funds	$3,283,872	$3,588,798
Money Market Funds	345,289	382,318
Common Stock	1,293,420	970,082
	4,922,581	4,941,198

Receivables:
Employer's Contribution	55,245	55,050

Total Assets	4,977,826	4,996,248

Liabilities

Accrued Expenses	3,898	3,977

Total Liabilities	3,898	3,977

Net Assets Available for Benefits	$4,973,928	$4,992,271

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Changes in Net Assets Available for Benefits
December 31, 2011 and 2010

	December 31
	2011	2010
Additions:

Investment Income:
Net (depreciation) appreciation in fair value of instruments	$(40,349)	$658,454
Dividends, Interest and Other	81,326	104,566
Total Investment Income	40,977	763,020

Contributions:
Participants'	462,256	479,141
Employer's	215,093	214,927
Rollovers into plan for new employees	-	30,695
Total Contributions	677,349	724,763
Total Additions	718,326	1,487,783

Deductions:

Deductions from net assets attributed to:
Benefits paid to participants	707,381	902,511
Investment expenses	29,288	28,815
Total Deductions	736,669	931,326

Net (Decrease) Increase	(18,343)	556,457

Net Assets Available for Benefits
Beginning of year	4,992,271	4,435,814
End of year	$4,973,928	$4,992,271

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General.  The Plan is a defined contribution plan, which covers employees of DNB First (the “Company”).  Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.  Each year, participants may contribute an amount up to 100% of pre-tax annual compensation.  For 2011 and 2010 this was limited to $16,500 excluding rollover contributions and catch-up contributions, respectively, as defined by the IRS.  Plan provisions provide for an automatic elective deferral contribution feature.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at its discretion, match contributions each year. In 2011 and 2010, the Company did not make any matching contributions. The Plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions. Forfeited accounts were used to make an employer discretionary contribution of $6,091 for 2011. There were no discretionary contributions for 2010. Qualified non-elective contributions for 2011 and 2010 were $215,093, and $214,927, respectively.  Participants are not required to be an active participant at the end of the Plan year to be included in the qualified non-elective contributions.  All qualified non-elective contributions were invested in Company stock.

Vesting. Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon.  Participants are 100% vested in additional discretionary contributions made by the Company after three years of vested service.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses and Plan losses.  Allocation of expenses are based on participant earnings or account balances, as defined.

Participant Loans. The Plan does not allow Participants to borrow from their fund accounts.

Plan Termination.  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits. In general, amounts held in the participant’s account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled.  At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account.  Participants may also withdraw funds in certain situations.

As of December 31, 2011 and 2010, $1,056,149 and $958,438, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the employer, but have not been paid.

Forfeited Accounts.  Forfeited accounts are used to reduce employer contributions, used to pay plan expenses or allocated among participant accounts at the discretion of the Company. During 2011, forfeited accounts of $6,091 were allocated among participants as a discretionary employer contribution and $229 was used to pay plan expenses.  There was $310 in forfeited accounts used in 2010 to reduce employer contributions.  There was $456 and $6,304 of forfeited accounts available for use at December 31, 2011 and 2010, respectively.

Administrative Expenses.  Each participant's account is charged with an allocation of certain administrative expenses.  Allocations of expenses are based on participant earnings or account balances, as defined.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of The DNB First 401(k) Retirement Plan have been prepared in conformity with accounting principles generally accepted in the United States.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value.   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 9 for further discussion of fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB issued guidance requiring new disclosures about significant transfers into and out of Level 1 and Level 2 fair value measurements and clarifies existing fair value disclosures regarding the level of disaggregation, as well as inputs and valuation techniques used to measure fair value.  In addition, the guidance requires information to be disclosed on a gross basis related to purchases, sales, issuances and settlements in the Level 3 reconciliation.  The guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures, which are effective for annual periods beginning after December 15, 2010.  The adoption of this guidance did not have a material impact on the Plan's financial statements.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

NOTE 3 – EXEMPT PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Schwab Trust is the Trustee for all Plan investments including DNB Financial Corporation’s common stock held as an investment for the Plan and Newport Group Retirement Plan Services (“Newport”) is the Plan’s administrator and record-keeper. The Plan’s investments include twenty-eight mutual and money market funds as well as the DNB Financial Corporation’s common stock. Newport Group Retirement Plan Services, Schwab Trust and its affiliates are parties-in-interest to the Plan. DNB Financial Corporation is also a party-in-interest to the Plan.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 4 – NON EXEMPT PARTY IN INTEREST TRANSACTIONS

For the Plan years 2011 and 2010, the Company has not remitted $1,917 and $19,598, respectively, of participant contributions to the Trustee in a timely manner based on when the participant contributions were withheld from participant paychecks as required under Department of Labor Regulation 2510.3-102.  The Company is in the process of filing IRS Form 5330 to report and pay an excise tax with respect to the late remittances as required pursuant to Section 4975 of the Code for the Plan year ended December 31, 2011.  In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis. During 2010, the Company, for the transaction relating to 2010, filed form 5330 with the IRS and paid the excise tax and remitted to the Plan an amount representing the contributions and the earnings on those contributions had they been remitted on a timely basis. Such amounts are not material to the Plan’s financial statements.

NOTE 5 - TAX STATUS

The Plan is currently evidenced by a prototype document sponsored by Newport Group Retirement Plan Services. Newport Group Retirement Plan Services has received a determination letter dated June 3, 2004 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code.  The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Newport Group Retirement Plan Services.  The Plan administrator and the Plan’s tax counsel believe that the Plan has been and is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 6 - INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2011 and 2010 are as follows:

	December 31
	2011	2010
Russell Balanced Strategy Fund	$676,326	$853,301
Russell EQ Aggressive Strategy Fund	363,134	447,395
Russell Fund CLS	980,448	1,056,756
* Schwab Retirement Advantage Money Market	345,149	382,255
* DNB Financial Corporation Common Stock, $1 par value	1,293,420	970,082

*Represents party in interest transactions.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 6 - INVESTMENTS - continued

During 2011 and 2010, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $40,977 and $763,020, respectively.  All investments in the Plan are made in mutual funds, money market funds and employer securities.  The net (depreciation) appreciation in fair value excluding dividends, interest and other is as follows:

	December 31
	2011	2010
Mutual Funds	$(223,047)	$396,659
Employer Securities	182,698	261,795

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7 – ADMINISTRATIVE EXPENSES

The Company pays certain administrative expenses and consulting expenses of the Plan.  All investment and related expenses are paid from the net assets of the Plan.  Investment expenses of $29,288 and $28,815 were paid to parties-in-interest during 2011 and 2010, respectively.

NOTE 8 – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

DNB Financial Corporation Stock:

	2011	2010
Net Assets-beginning of year	$733,863	$409,845
Changes in Net Assets:
Contributions	218,198	209,834
Net income	142,325	222,507
Benefits paid and transfers	(161,051)	(108,323)
Net Assets-end of year	$933,335	$733,863

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 9– FAIR VALUE MEASUREMENTS

The Plan follows ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2011.

•	Mutual funds and money market funds: Valued at the net asset value of shares held by the Plan at year end, based on observable market quotations.

•
Company stock: The fair values of these securities are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 9– FAIR VALUE MEASUREMENTS (continued)

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2011
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Aggressive allocation portfolio	$1,391,368	$1,391,368	$—	$—
Bond	232,988	232,988	—	—
Conservative allocation portfolio	230,962	230,962	—	—
Global bond	37,800	37,800	—	—
Global real estate portfolio	29,861	29,861	—	—
International equity portfolio	150,107	150,107	—	—
Moderate allocation portfolio	696,928	696,928	—	—
US large cap equity portfolio	252,479	252,479	—	—
US mid cap equity portfolio	191,040	191,040	—	—
US small cap equity portfolio	70,339	70,339	—	—
Money market	345,289	345,289	—	—
Company stock	1,293,420	1,293,420	—	—

Total investments	$4,922,581	$4,922,581	$—	$—

	Assets at Fair Value as of December 31, 2010
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Aggressive allocation portfolio	$1,544,138	$1,544,138	$—	$—
Bond	167,077	167,077	—	—
Conservative allocation portfolio	244,530	244,530	—	—
Global bond	23,653	23,653	—	—
Global real estate portfolio	44,469	44,469	—	—
International equity portfolio	184,908	184,908	—	—
Moderate allocation portfolio	872,375	872,375	—	—
US large cap equity portfolio	243,304	243,304	—	—
US mid cap equity portfolio	178,892	178,892	—	—
US small cap equity portfolio	85,452	85,452	—	—
Money market	382,318	382,318	—	—
Company stock	970,082	970,082	—	—

Total investments	$4,941,198	$4,941,198	$—	$—

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 10– SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 18, 2012, the date on which the financials were issued.

NOTE 11 – RECONCILIATION TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 for the year ended December 31, 2011.

Net Assets Available for Benefits - per the Financial Statements	$4,973,928
Less: Employer's Contribution Receivable	(55,245)
Plus: Accrued Expenses	3,898
Net Assets Available for Benefits - per the Form 5500	$4,922,581

Total Additions to Net Assets - per the Financial Statements	$718,326
Less: Employer's Contribution Receivable @ 12/31/2011	(55,245)
Plus: Employer's Contribution Receivable @ 12/31/2010	55,050
Total Income - per Form 5500	$718,131

Total Deductions to Net Assets - per the Financial Statements	$736,669
Less: Accrued Expenses @ 12/31/2011	(3,898)
Plus: Accrued Expenses @ 12/31/2010	3,977
Total Expenses - per Form 5500	$736,748

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4i - Assets (Held at End of Year)

EIN: 23-0534545		As of December 31, 2011
Plan number: 002
	Identity of Issuer	Description of Investment	Current Value
		Registered Investment Company
	American Beacon Advisors	American Beacon Large Cap Value	$ 84,279
		Registered Investment Company
	The American Funds	American FD Bond Fund of America	113,563
		Registered Investment Company
	The American Funds	Capital World Bond Fund CL R5	37,800
		Registered Investment Company
	Columbia Management Distributors, Inc	Columbia Acorn FD CL Z	47,546
		Registered Investment Company
	Columbia Management Distributors, Inc	Columbia Mid Cap Value Z	59,396
		Registered Investment Company
	Columbia Management Distributors, Inc.	Columbia Small Cap Growth I CL Z	31,013
		Registered Investment Company
	Columbia Management Distributors, Inc.	Columbia Small Cap Value II	23,641
		Registered Investment Company
	The American Funds	American Europacific Growth Fund R5	72,952
		Employer Security
*	DNB Financial Corporation	DNB Financial Corp Common Stock	1,293,420
		Registered Investment Company
	Fidelity Investments	Delaware Emerging Markets	56,684
		Registered Investment Company
	Frank Russell Investment Co.	Frank Russell Real Estate Securities Fund	29,861
		Registered Investment Company
	Pacific Investment Management Company LLC	Pimco Total Return D	141,696
		Registered Investment Company
	Frank Russell Investment Co.	Russell Growth Fund CL S	980,448
		Registered Investment Company
	Frank Russell Investment Co.	Russell Balanced Strategy Fund CL S	676,326
		Registered Investment Company
	Frank Russell Investment Co.	Russell Conservative Strategy CL S	153,225
		Registered Investment Company
	Frank Russell Investment Co.	Russell EQ Aggressive Strategy Fund CL S	363,134
		Registered Investment Company
	Frank Russell Investment Co.	Russell Moderate Strategy Fund	24,402
		Registered Investment Company
	Harding Loevner Funds, Inc	Harding Loevner Global Eq Adv	11,188
		Registered Investment Company
*	Charles Schwab and Co., Inc.	Schwab Retirement Advantage MM	345,149
		Registered Investment Company
*	Charles Schwab and Co., Inc.	Stock Liquidity Fund	140
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Bond Index Short Term	37,267
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Life Strategy Moderate Growth Fund	20,602
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Life Strategy Growth	47,787
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard LS Income Fund	67
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard LS Conservative Growth Fund	53,268
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Mid Cap Index	84,098
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard 500 Index Fund Investor SHS	54,637
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Small Cap Index	15,685
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total International Stock Index	9,282
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index	54,025
* Represents party-in-interest transactions.

DNB FIRST 401(k) RETIREMENT PLAN
FORM 5500, SCHEDULE H, PART IV, Line 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2011 Plan #002 EIN# 23-0534545

Total That Constitute Nonexempt Prohibited
Transactions

Total Fully
Corrected
			Contributions	under VFCP
	Contributions	Contributions	Pending	and
	Not	Corrected	Correction	PTE
	Corrected	Outside VFCP	in VFCP	2002-51

Participant Contributions Transferred
Late to the Plan for the year
ended 12/31/11	$ 1,917	$ -	$ -	$ -

For one pay period contributions were remitted subsequent to the date required by the Department of Labor. For additional details, please see Note 4 of the Plan financial statements.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DNB First 401(k) Retirement Plan

	By:	/s/ Gerald F. Sopp
Gerald F. Sopp
Chief Financial Officer and Executive
Vice President
DNB First, National Association

	By:	/s/ Bruce E. Moroney
Bruce E. Moroney
Chief Accounting Officer and Executive Vice President
DNB First, National Association

June 18, 2012

Index to Exhibits

Exhibit No. Under Item 601 of Regulation S-K	Description of Exhibit and Filing Information

23	Consent of Independent Registered Public Accounting Firm